

03053322

IC 5/28

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 6 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-36242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I. C. Rideau, Lyons & Co Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Wilshire Blvd Suit 1222
(No. and Street)

~~Los Angeles~~ California 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lyons 213-8955900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrew M. Smith
(Name — if individual, state last, first, middle name)

3711 Long Beach Blvd Suite 809 Long Beach Calif. 9080
(Address) (City) (State) Zip Code)

CHECK ONE:

Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lama Lyons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IC Ridgeway Lyons, as of March 28, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

3/31/03

Notary Public



This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I.C. RIDEAU LYONS & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2002

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Ib Page: andrewmsmithcpa.com

Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as Ill as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2002, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



Andrew M. Smith Certified Public Accountant
Long Beach, California
March 27, 2003

ms:AMS



I.C. RIDEAU LYONS COMPANY, INC.

Statement of Financial Condition

December 31, 2002

ASSETS

Current Assets		
Cash		$ 71,587
Accounts Receivable (Note 5)		337,140
Prepaid Expenses		6,098
Advances		-
Total Current Assets		414,825
Non-current Assets		
Accounts Receivable (Note 6)		-
Property & Equipment (Note 1)		12,988
Less: Accumulated Depreciation		-
		12,988
Total Assets		$ 427,813

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable		$ 5,300
Accrued Expenses		800
Syndicated Accounts Payable (Note 1)		-
Total Current Liabilities		6,100
SHAREHOLDERS' EQUITY		
Common Stock (No par value; 250,000 shares authorized, 106,250 shares issued and outstanding		145,000
Additional Paid In Capital		170,450
Retained Earnings		
Prior Year	103,794	
Current Earnings	2,469	
		106,263
Total Equity		421,713
Total Liabilities and Equity		$ 427,813

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2002

Revenues	
Underwriting Income	$ 35,000
Financial Advisory Income	$ 43,662
Other Income	-
	78,662
Operating Expenses	
Clearing Expenses	-
Regulatory Fees	13,785
Net Trading Losses	-
Sales Commissions	-
General and Administrative	61,608
Total Operating Expenses	75,393
Operating Profit	3,269
Interest Income	-
INCOME BEFORE INCOME TAXES	3,269
Provision for Income Taxes - Note 2	800
NET INCOME BEFORE DISTRIBUTION	2,469
Distribution to Stockholders	-
NET INCOME	2,469
Retained Earnings (Defecit), December 31, 2001	103,794
Retained Earnings (Defecit), December 31, 2002	$ 106,263

Accountants report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,469
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	-
(Increase) decrease in:	
Prepaid Expenses	-
Advances	-
Increase (decrease) in:	
Accounts Payable	1,800
Accrued Expenses	800
Syndicated Accounts Payable	-
Net Cash provided by operating activities	5,069
CASH FLOWS FROM INVESTING ACTIVITIES	
Property and Equipment	(0)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Investments	-
Net Increase (Decrease) in Cash	5,069
Cash Balance at 12/31/2001	66,518
Cash Balance at 12/31/2002	$ 71,587

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of the Year	$145,000	$ 170,450	$ 103,794	$419,244
Net Income			2,469	2,469
End of the Year	$145,000	$ 170,450	$ 106,263	$421,713

I.C. RIDEAU LYONS COMPANY, INC.

Notes to Financial Statements
Year ended December 31, 2002

Note 1 - Organization and Significant Accounting Policies

Organization

I.C. Rideau Lyons & Company, Inc. is a California corporation organized September 16, 1985 for the purpose of providing investment banking services.

Revenue Recognition

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payable arise from revenues earned and collected by the company which is due to other syndicate participants.

Furniture and Equipment

Furniture and equipment is recorded at cost and is depreciated over the estimated useful lives of the assets using the straight line and double declining balance method.

NOTE 2 - INCOME TAXES

The Company has elected to report its income as an C Corporation. In previous years the Company elected to report its income as an S Corporation. For federal income tax purposes, an S corporation passes its taxable income, losses, deductions, and credits to its shareholders; whereas a C Corporation is taxed directly on its taxable income. For the year ended December 31, 2002 the company experienced a net loss and accordingly, no provision for federal income taxes has been made in these financial statements. California state income taxes are as follows:

Current	$ 800
Deferred	-
	$ 800

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid of the resulting net capital ratio which would exceed 10 to 1). At December 31, 2002, the Company had net capital of $65,487 which was in excess of its required net capital of $50,000. The Company's net capital percentage was 9.31% (see Schedule II).

I.C. RIDEAU LYONS COMPANY, INC.

Notes to Financial Statements
Year ended December 31, 2002

NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $650 per month

NOTE 5- ACCOUNTS RECEIVABLE-CURRENT

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.

SUPPLEMENTAL INFORMATION

Schedule I

I.C. Rideau Lyons Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Total ownership equity from statement of financial condition	$ 421,713
Deduct:	
Ownership equity not allowable	(356,226)
Net Capital	$ 65,487

Schedule II

I.C. Rideau Lyons Company, Inc.

Computation of Basic Net Capital Requirement

As of December 31, 2002

1.	Minimum net capital required (6-2/3% of line 8)	$ 384
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
3.	Net capital requirement (greater of line 1 or 2)	50,000
4.	Excess net capital	15,487
5.	Excess net capital at 1000% (excess net capital less 10% of line 8	14,877

Computation of Aggregate Indebtedness

6.	Total liabilities from Statement of Financial Condition	6,100
7.	Add:	
	A. Drafts for immediate credit	
	B. Market value of securities borrowed for which equilavent value is paid or credited	
	C. Other unrecorded amounts	
8.	Total aggregate indebtedness	$ 6,100
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)	9.31%

Audited vs. Unaudited Net Capital

Net Capital Per Audit	$ 65,487
Net Capital Per Focus Report	65,487
	$ -

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders

In planning and performing our audit of the financial statements of I.C. Rideau Lyons & Company, Inc (Rideau). for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Rideau in making periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) and the procedures for determining compliance with the provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Rideau is responsible for establishing and maintaining an internal control structure referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. . Two objectives of an internal control structure are to provide management with *reasonable, but* not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives or the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange act of 1934 and should not be used for any other purpose.



Andrew M. Smith
Long Beach, California
March 27, 2002

I.C. RIDEAU LYONS COMPANY, INC.
Reconciliation of Audited Net Capital to Focus Report Submitted
December 31, 2002

Net Allowable Capital per Audit	
Cash	$ 71,587.00
Qualified Accounts Receivables	-
Less: Current Liabilities	(6,100.00)
Net Allowable Capital	$ 65,487.00
Net Allowable Capital per Focus Report	
Cash	$ 71,587.00
Accounts Receivable	-
Less: Current Liabilities	(6,100.00)
Net Allowable Capital	$ 65,487.00
Reconciliation of Audit Report to Focus Report	
Balance per Focus Report	$ 65,487.00
Add: Increase in Cash	
Less: Receivable over 60 days included in Focus Report (1)	
Increase in Current Liabilities	-
Net Allowable Capital per Audit	$ 65,487.00